DESCRIPTION OF THE OFFERING AND COMMON SHARES

The following description of the Offering and the Common Shares is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws"), which fully provide for the final terms of the Common Shares, and the Shareholders Agreement of the Company (the "Shareholders Agreement"), to which investors purchasing the Common Shares will be required to become a party (See the Offering Materials for full copies of the Certificate of Incorporation, Bylaws and Shareholders Agreement). The capitalized terms used in this section that are not otherwise defined herein shall have the meanings ascribed in the Certificate of Incorporation, Bylaws and/or Shareholders Agreement. Certain features of the Offering are as follows:

THE OFFERING

Issuer: Otto Connect, Inc., a North Carolina corporation (the "Company").

Securities to be Issued: Common Shares, no par value, of the Company (collectively, the "Common Shares").

Issue Price: $1.25 per Common Share (the "Common Share Price").

Valuation of the Company: The Common Share Price is based upon a fully-diluted pre-money valuation of $1,000,000 and a fully-diluted post money valuation of $1,250,000 (See "Capitalization" for further details on current capitalization structure of the Company).

Amount of the Offering: The Company is seeking to raise between a minimum of $15,000 (the "Minimum Offering Amount") and a maximum of $250,000 (the "Maximum Offering Amount").

Number of Common Shares: Up to a maximum of 200,000 Common Shares.

Minimum Investment: $500.00; unless otherwise agreed to by the Company in limited circumstances.

Investor Suitability: This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Common Shares will be offered and sold only to persons whose investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors").

Subscription Documents: Persons interested in subscribing for Common Shares will be required to complete and return to the Company a completed Qualified Investor Questionnaire and Subscription Agreement, and will be required to become a party to the Shareholders Agreement (collectively, the "Subscription Documents").

Closings: The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Common Shares (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Common Shares for the Maximum Offering Amount, (ii) October 31st, 2021 at 11:59 PM EDT, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The Common Shares are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering

Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

Use of proceeds: The Company intends to use the net proceeds of this Offering for startup development, marketing and sales, as explained in further detail on the Funding tab of the Company Offering Profile.

Placement Agent: As compensation for the Placement Agent's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $15,000
- Estimated Placement Fee: $5,000
- Net Proceeds: $10,000

For Maximum Offering Amount
- Gross Proceeds: $250,000
- Estimated Placement Fee: $12,500
- Net Proceeds: $237,500

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Common Shares in the Offering, subject to a minimum Placement Fee of $5,000. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Capitalization: The Company is authorized to issue one (1) class of capital stock, the Common Shares. See "Capitalization" in the Offering Materials for the current and pro-forma capitalization of the Company pre- and post-Offering.

TERMS OF THE COMMON SHARES

Dividends: The holders of the Common Shares shall be entitled to receive non-cumulative dividends when and as declared by the Board of Directors.

Voting Rights: The Common Shares Each holder of Common Shares shall be entitled to one (1) vote per Common Share, which vote may be cast in person or by proxy. On all matters upon which the Shareholders of the Company have the right to vote under the Shareholders Agreement or applicable law, the holders of the Common Shares will vote together with all other voting Shareholders as a single group.

Transfer Restrictions: The Common Shares are subject to restrictions on transferability and resale and may not be transferred or resold by any holder except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required. In addition to these restrictions on transferability, there are transfer restrictions contained in the Shareholders Agreement.

Management of the Company: Subject to any matters which must be submitted to an affirmative vote of the majority of the Shareholders the Company will be managed by the duly elected officers of the Company as determined by the Board of Directors of the Company, and in accordance with the Bylaws of the Company.

Information Rights: The Company will use its reasonable best efforts to deliver to each holder of Common Shares: (1) unaudited quarterly financial statements within thirty (30) days after the end of each calendar quarter (other than the last calendar quarter of the year); and (2) annual financial statements within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Board of Directors. Each holder of Common Shares, and his, her or its duly authorized representative, shall, to the extent required by applicable law, have access to the books and records of the Company at the place where such records are required to be kept during normal working hours of the Company, and shall have the right to inspect and copy them. Additionally, the Company will be required to file certain reports with the Securities and Exchange Commission, which will be made available to investors as further described in the Offering Materials.

Market Stand-Off: Holders of Common Shares will agree not to effect any transactions with respect to any of the Company's securities within 180 days following the Company's initial public offering, provided that all officers, directors and 1% Shareholders of the Company are similarly bound.

Other Rights: The Company may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.